SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2006

SCOTTISH POWER PLC

(Translation of Registrant’s Name Into English)

CORPORATE OFFICE, 1 ATLANTIC QUAY, GLASGOW, G2 8SP

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X             Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                       No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

FORM 6-K: TABLE OF CONTENTS

1. Notification by Scottish Power plc, dated April 3, 2006, of Holding(s) in Company

                                     SCHEDULE 10

                        NOTIFICATION OF MAJOR INTERESTS IN SHARES
1) Name of company

Scottish Power plc

2) Name of shareholder having a major interest

Legal & General Investment Management

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Legal & General Investment Management

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

HSBC Global Custody Nominee (UK) Ltd A/C 914945       676,341
HSBC Global Custody Nominee (UK) Ltd A/C 923363       700,078
HSBC Global Custody Nominee (UK) Ltd A/C 775237       183,872
HSBC Global Custody Nominee (UK) Ltd A/C 942199      1,090,791
HSBC Global Custody Nominee (UK) Ltd A/C 942229      1,082,503
HSBC Global Custody Nominee (UK) Ltd A/C 942217      1,093,942
HSBC Global Custody Nominee (UK) Ltd A/C 942205      1,093,976
HSBC Global Custody Nominee (UK) Ltd A/C 942175      1,085,934
HSBC Global Custody Nominee (UK) Ltd A/C 942187      1,091,024
HSBC Global Custody Nominee (UK) Ltd A/C 775245      5,450,715
HSBC Global Custody Nominee (UK) Ltd A/C 770286       381,423
HSBC Global Custody Nominee (UK) Ltd A/C 357206     45,003,267
HSBC Global Custody Nominee (UK) Ltd A/C 866197        303,702
HSBC Global Custody Nominee (UK) Ltd A/C 904332       392,275
HSBC Global Custody Nominee (UK) Ltd A/C 916681         97,154
HSBC Global Custody Nominee (UK) Ltd A/C 922437         8,000
HSBC Global Custody Nominee (UK) Ltd A/C 969995      4,405,224
HSBC Global Custody Nominee (UK) Ltd A/C 985551       242,604
HSBC Global Custody Nominee (UK) Ltd A/C 754612      3,700,938
HSBC Global Custody Nominee (UK) Ltd A/C 361602        53,189
HSBC Global Custody Nominee (UK) Ltd A/C 282605      2,992,135
HSBC Global Custody Nominee (UK) Ltd A/C 360509      2,805,013
HSBC Global Custody Nominee (UK) Ltd A/C 766793        528,693
HSBC Global Custody Nominee (UK) Ltd A/C 824434        184,129
HSBC Global Custody Nominee (UK) Ltd A/C 924422        476,283
Total 75,123,205

5) Number of shares/amount of stock acquired

Not applicable

6) Percentage of issued class

Not applicable

7) Number of shares/amount of stock disposed

Not stated

8) Percentage of issued class

Not stated

9) Class of security

Ordinary 50p shares

10) Date of transaction

March 30, 2006

11) Date company informed

March 31, 2006

12) Total holding following this notification

75,123,205

13) Total percentage holding of issued class following this notification

4.01%

14) Any additional information

Previous notification 3.52%

15) Name of contact and telephone number for queries

Donald McPherson

01698 396413

16) Name and signature of authorised company official responsible for making this notification

Donald McPherson, Deputy Company Secretary

April 3, 2006

END

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

/s/ Scottish Power plc
(Registrant)

Date: April 3, 2006	By:	/s/ Donald McPherson
Donald McPherson
Deputy Company Secretary